UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LIBERTY INTERACTIVE CORPORATION

(Name of Issuer)

Series A QVC Group common stock, par value $0.01 per share

Series B QVC Group common stock, par value $0.01 per share

Series A Liberty Ventures common stock, par value $0.01 per share

Series B Liberty Ventures common stock, par value $0.01 per share

(Title of Class of Securities)

Series A QVC Group common stock: 53071M104

Series B QVC Group common stock: 53071M203

Series A Liberty Ventures common stock: 53071M856

Series B Liberty Ventures common stock: 53071M864

(CUSIP Number)

John C. Malone

c/o Liberty Interactive Corporation

12300 Liberty Boulevard

Englewood, CO  80112

(720) 875-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53071M104 (QVCA) 53071M203 (QVCB) 53071M856 (LVNTA) 53071M864 (LVNTB)

1.	Names of Reporting Persons John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	392,730 shares (2), (3), (4), (6) 27,196,985 shares (2), (7) 606,989 shares (2), (5), (6) 3,954,492 shares (2), (7)

	8.	Shared Voting Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	0 shares (4) 458,946 shares (7), (8) 0 shares (5) 66,683 shares (7), (8)

	9.	Sole Dispositive Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	392,730 shares (2), (3), (4), (6) 27,196,985 shares (2), (7) 606,989 shares (2), (5), (6) 3,954,492 shares (2), (7)

	10.	Shared Dispositive Power Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:	0 shares (4) 458,946 shares (7), (8) 0 shares (5) 66,683 shares (7), (8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:		392,730 shares (2), (3), (4), (6) 27,655,931 shares (2), (7), (8) 606,989 shares (2), (5), (6) 4,021,175 shares (2), (7), (8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Series A QVC Group common stock: Series B QVC Group common stock: Series A Liberty Ventures common stock: Series B Liberty Ventures common stock:		Less than 1% (9), (10) 94.2% (9), (10) Less than 1% (9), (10) 94.1% (9), (10)

14.	Type of Reporting Person (See Instructions) IN

(1)                                 The Voting Agreement, dated as of April 4, 2017 (the “Voting Agreement”), by and among Liberty Interactive Corporation (the “Issuer”), General Communication, Inc. (“GCI”), John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone” and together with Mr. Malone, the “Malones”), contains provisions relating to the voting of the Series B Liberty Ventures common stock (“LVNTB”) beneficially owned by the Malones.  In addition, the Voting Agreement contains certain transfer restrictions on such shares.  Mr. Malone expressly disclaims the existence of, and membership in, a group with any of the other parties to the Voting Agreement.

(2)                                 Includes 376,260 shares of Series A QVC Group common stock (“QVCA”), 852,358 shares of Series B QVC Group common stock (“QVCB”), 79,243 shares of Series A Liberty Ventures common stock (“LVNTA”) and 123,847 shares of LVNTB held by Mrs. Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(3)                                 Includes 2,532 shares of QVCA held by a 401(k) savings plan for the benefit of Mr. Malone.

(4)                                 Does not include shares of QVCA issuable upon conversion of shares of QVCB beneficially owned by Mr. Malone as noted above; however, if such shares of QVCA were included, Mr. Malone would have beneficial ownership of 28,048,661 QVCA shares and Mr. Malone’s aggregate beneficial ownership of QVCA, as a series, would be 6.2%, subject to the relevant footnotes set forth herein.

(5)                                 Does not include shares of LVNTA issuable upon conversion of shares of LVNTB beneficially owned by Mr. Malone as noted above; however, if such shares of LVNTA were included, Mr. Malone would have beneficial ownership of 4,628,164 LVNTA shares and Mr. Malone’s aggregate beneficial ownership of LVNTA, as a series, would be 5.4%, subject to the relevant footnotes set forth herein.

(6)                                 Includes (i) 13,938 QVCA shares and 410,146 LVNTA shares pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”) in connection with a margin loan facility extended by Fidelity to Mr. Malone and (ii) 376,260 QVCA shares and 196,843 LVNTA shares pledged by Mr. Malone and Mrs. Malone to Merrill Lynch, Piece, Fenner & Smith Incorporated (“Merrill Lynch”) in connection with loan facilities extended by Merrill Lynch to Mr. Malone and Mrs. Malone.

(7)                                 In February 1998, in connection with the settlement of certain legal proceedings relative to the Estate of Bob Magness, the late founder and former Chairman of the Board of Tele-Communications, Inc. (“TCI”), TCI entered into a call agreement (the “Call Agreement”) with the Malones.  In connection with the acquisition by AT&T Corp. (“AT&T”) of TCI, TCI assigned to Liberty Media LLC (now known as Liberty Interactive LLC) its rights under the Call Agreement.  The Issuer succeeded to these rights in a corporate restructuring in 2006.  As a result, the Issuer has the right, upon Mr. Malone’s death and in certain other circumstances, to acquire QVCB shares and LVNTB shares owned by Mr. Malone, Mrs. Malone and certain trusts for the benefit of his children (together, the “Malone Group”).  The Call Agreement also prohibits the Malone Group from disposing of their QVCB shares and LVNTB shares, except for certain exempt transfers (such as transfers to related parties or public sales of up to an aggregate of 5% of their shares of QVCB after conversion to shares of QVCA and shares of LVNTB after conversion to shares of LVNTA) and except for a transfer made in compliance with the Issuer’s call rights.

(8)                                 Includes 458,946 shares of QVCB and 66,683 shares of LVNTB held by two trusts which are managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute assets held by the trusts.  Mr. Malone disclaims beneficial ownership of the shares held by the trusts.

(9)                                 Based upon the following number of shares:  425,210,801 shares of QVCA, 29,358,638 shares of QVCB, 81,150,662 shares of LVNTA and 4,271,867 shares of LVNTB outstanding as of January 31, 2017, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on February 28, 2017.

(10)                          At the option of the holder, each share of QVCB is convertible into one share of QVCA and each share of LVNTB is convertible into one share of LVNTA. Each share of QVCB and LVNTB is entitled to 10 votes, whereas each share of QVCA and LVNTA is entitled to one vote.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.7% of the voting power with respect to a general election of directors of the Issuer, based on the number of shares outstanding specified above in Note 9.  See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 5)

Statement of

John C. Malone

Pursuant to Section 13(d) of the

Securities Exchange Act of 1934

in respect of

LIBERTY INTERACTIVE CORPORATION

This Report on Schedule 13D relates to the Series A QVC Group common stock, Series B QVC Group common stock, Series A Liberty Ventures common stock and Series B Liberty Ventures common stock of Liberty Interactive Corporation, a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone”), on July 18, 2008, as amended by Amendment No. 1 filed with the SEC by Mr. Malone on September 1, 2009, Amendment No. 2 filed with the SEC by Mr. Malone on January 7, 2010, Amendment No. 3 filed with the SEC by Mr. Malone on October 3, 2011 and Amendment No. 4 filed with the SEC by Mr. Malone on November 14, 2016 (collectively, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 5 to the Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following information:

The information set forth in Item 6 to this Amendment and Exhibit 7(f) listed in Item 7 to this Amendment are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)                                 Mr. Malone beneficially owns (without giving effect to the conversion of QVCB or LVNTB shares into QVCA or LVNTA shares, respectively) (i) 392,730 QVCA shares (including (x) 376,260 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 2,532 shares held by a 401(k) savings plan for the benefit of Mr. Malone), which represent less than 1% of the outstanding QVCA shares; (ii) 27,655,931 QVCB shares (including (x) 852,358 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 458,946 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.2% of the outstanding QVCB shares; (iii) 606,989 LVNTA shares (including 79,243 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LVNTA shares; and (iv) 4,021,175 LVNTB shares (including (x) 123,847 shares held by his wife as to which shares Mr. Malone disclaims beneficial ownership and (y) 66,683 shares held by the Trusts and as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 94.1% of the outstanding LVNTB shares.

The foregoing percentage interests are based upon the following number of shares reported as outstanding as of January 31, 2017 by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2016, filed with the Securities and Exchange Commission on February 28, 2017:  425,210,801 shares of QVCA, 29,358,638 shares of QVCB, 81,150,662 shares of LVNTA and 4,271,867 shares of LVNTB.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.7% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Other than as provided in the Call Agreement and the Voting Agreement (as defined below), Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock.  The Trusts hold 458,946 shares of QVCB and 66,683 shares of LVNTB.  To Mr. Malone’s knowledge, other than as provided in the Call Agreement, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts.

(c)                                  Except as disclosed in this Amendment, neither Mr. Malone nor, to his knowledge, Mr. Malone’s wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information:

The Reorganization Agreement

On April 4, 2017, the Issuer entered into an Agreement and Plan of Reorganization (the “Reorganization Agreement”) with General Communication, Inc. (“GCI”), an Alaska corporation, and Liberty Interactive LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Issuer (“LI LLC”), whereby the Issuer will acquire GCI through a reorganization in which certain Liberty Ventures Group (“Liberty Ventures”) assets and liabilities will be contributed to GCI in exchange for a controlling interest in GCI.  The Issuer will then effect a tax-free separation of its controlling interest in the combined company (to be named GCI Liberty, Inc. (“GCI Liberty”)) to the holders of Liberty Ventures common stock in full redemption of all outstanding shares of such stock.  Stockholders of GCI will receive total consideration of $32.50 per share, comprised of $27.50 per share in Reclassified GCI Class A Common Stock (as defined below) and $5.00 per share in newly issued GCI Preferred Stock (as defined below), based on a Liberty Ventures reference price of $43.65.

Company Reclassification

Subject to the satisfaction of certain conditions set forth in the Reorganization Agreement, GCI will file amended and restated articles of incorporation (the “Restated Articles”) with the Commissioner of the Department of Commerce, Community and Economic Development of the State of Alaska to effect the reclassification of its common stock (the “GCI Reclassification”).  Upon the acceptance of the Restated Articles (the “GCI Reclassification Effective Date”) (a) the name of GCI will be changed to “GCI Liberty, Inc.”, and (b) each share of GCI Class A common stock, no par value (the “GCI Class A Common Stock”) will be reclassified into one share of GCI Class A-1 common stock, no par value (the “GCI Class A-1 Common Stock”), and each share of GCI Class B common stock, no par value (the “GCI Class B Common Stock”, and together with GCI Class A Common Stock, the “GCI Common Stock”), will be reclassified into one share of GCI Class B-1 common stock, no par value (the “GCI Class B-1 Common Stock”).

The Restated Articles will authorize the GCI Class A-1 Common Stock, GCI Class B-1 Common Stock, GCI Class A common stock, no par value (the “Reclassified GCI Class A Common Stock”), GCI Class B common stock, no par value (the “Reclassified GCI Class B Common Stock”), GCI Class C common stock, no par value (the “GCI Class C Common Stock”, and together with the Reclassified GCI Class A Common Stock and the Reclassified GCI Class B Common Stock, the “Reclassified GCI Common Stock”) and GCI Series A Cumulative Redeemable Preferred Stock (the “GCI Preferred Stock”).

Pursuant to the Restated Articles, subject to certain conditions, the GCI Preferred Stock will accrue quarterly dividends at a rate of 5% per annum prior to the Reincorporation Merger (as defined below) and a rate of 7% per annum from and after the Reincorporation Merger, and will be redeemable upon the 21st anniversary of the Auto Conversion Effective Time (as defined below).  The GCI Preferred Stock has a liquidation price equal to the sum of $25 plus all unpaid and accrued dividends.  The Restated Articles also will provide that holders of GCI Preferred Stock will have 1/3 vote per share and will vote together as a class generally with the holders of the Reclassified Class A Common Stock and the Reclassified Class B Common Stock on all matters submitted to holders of Reclassified GCI Class A Common Stock and Reclassified GCI Class B Common Stock, unless such holders are otherwise entitled to vote separately as a class or series.

Auto Conversion

Subject to the satisfaction of certain conditions, as soon as reasonably practicable following the GCI Reclassification Effective Date and in accordance with the terms of the Restated Articles, each outstanding share of GCI Class A-1 Common Stock and GCI Class B-1 Common Stock will convert into (a) 0.63 of a share of Reclassified GCI Class A Common Stock and (b) 0.2 of a share of GCI Preferred Stock (with fractional shares being issued, as applicable) (the “Auto Conversion”, and the date and time of the Auto Conversion, the “Auto Conversion Effective Time”).

Contribution

On the business day immediately following the Auto Conversion Effective Time, the Issuer and LI LLC will contribute to GCI Liberty its entire equity interest in Liberty Broadband Corporation, Charter Communications, Inc. and LendingTree, Inc., together with the Evite operating business and certain other assets and liabilities (including, subject to certain conditions, the Issuer’s equity interest in FTD Companies, Inc.), in exchange for (a) the issuance to LI LLC of (i) a number of shares of Reclassified GCI Class A Common Stock and a number of shares of Reclassified GCI Class B Common Stock equal to the number of outstanding shares of LVNTA and LVNTB outstanding on the closing date of the Contribution, respectively, (ii) certain exchangeable debentures and (iii) cash and (b) the assumption of certain liabilities by GCI Liberty (the “Contribution”, and the date and time of the Contribution, the “Contribution Effective Time”).

Split-Off

Following the Contribution Effective Time, the Issuer will redeem (a) each outstanding share of LVNTA for one share of Reclassified GCI Class A Common Stock and (b) each outstanding share of LVNTB for one share of Reclassified GCI Class B Common Stock (the “Split-Off”, and together with the GCI Reclassification, the Auto Conversion and the Contribution, the “Transactions”, and the date and time of the Split-Off, the “Split-Off Effective Time”).

As a result of the Split-Off, outstanding equity awards relating to shares of Liberty Ventures common stock will be converted into corresponding awards relating to shares of the corresponding class of Reclassified GCI Common Stock.  The converted equity awards will remain subject to the same terms and conditions as in effect prior to the Split-Off.

The Issuer and GCI anticipate that following the Split-Off Effective Time, GCI will enter into a merger agreement with a subsidiary of GCI Liberty, which shall be a Delaware corporation (“Merger Sub”), whereby subject to obtaining necessary stockholder approval, GCI Liberty will merge with and into Merger Sub (the “Reincorporation Merger”), in order to effect the reincorporation of GCI Liberty from the State of Alaska to the State of Delaware.  The Issuer and GCI have agreed to cooperate in good faith to file a preliminary proxy statement with respect to the Reincorporation Merger following the mailing of the joint proxy statement/prospectus relating to the Transactions.

The closing of the Transactions is subject to certain conditions and the Reorganization Agreement may be terminated by the parties thereto in certain events.

The foregoing summary of the Reorganization Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Reorganization Agreement, which will be filed by the Issuer at a later date.

Voting Agreement

In connection with the Reorganization Agreement, the Issuer, GCI, Mr. Malone and Mrs. Malone entered into a Voting Agreement (the “Voting Agreement”) with respect to such stockholders’ shares of LVNTB (including any shares of GCI Liberty received in respect of such shares in the Split-Off) (the “Subject Shares”).  Pursuant to the Voting Agreement, the Malones each agreed, among other things and subject to certain conditions, to, at any meeting of stockholders of the Issuer or GCI Liberty called to vote upon the approval of the Redemption and the Reincorporation Merger, so long as the Issuer’s board of directors has not changed its recommendation in favor of the transactions contemplated by the Reorganization Agreement, vote all Subject Shares in favor of such transactions, and to vote against certain other matters, so long as such obligations have not terminated in accordance with the terms set forth therein.

From the date of the Voting Agreement until the earlier of (a) the prior agreement of the parties thereto, (b) the termination of the Reorganization Agreement, (c) the date of any material amendment to the Reorganization Agreement, (d) the consummation of the Reincorporation Merger, or (e) the twelve month anniversary of the Split-Off Effective Time, the Malones have agreed to certain transfer restrictions with respect to their Subject Shares, including (i) restrictions on selling, transferring or disposing of any of their Subject Shares and (ii) restrictions on the ability to enter into voting agreements or to grant proxies or powers of attorney with respect to their Subject Shares, in each case, subject to certain exceptions.  Under the Voting Agreement, the Issuer agreed to pay up to $75,000 in reasonable out-of-pocket fees and expenses of the Malones in connection with the Voting Agreement and to indemnify the Malones for losses relating to or arising out of the Voting Agreement, the Reorganization Agreement and the Reincorporation Merger.

The Voting Agreement is filed as Exhibit 7(c) to this Amendment and is incorporated by reference herein.  The foregoing description of the various terms of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement.

Item 7.                                                         Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated to read as follows.

7(a)

Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Amendment No. 8 to Mr. Malone’s Schedule 13D, filed in with the SEC in respect of TCI on February 19, 1998).*

7(b)

Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Mr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D, filed with the SEC in respect of AT&T Corp. on March 30, 1999).*

7(c)	Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone.

* Previously filed

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2017
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Name
7(a)

Call Agreement dated as of February 9, 1998, between Liberty Media Corporation (as assignee of Comcast Cable Holdings LLC, formerly, Tele-Communications, Inc. (“TCI”) and the Malone Group (incorporated by reference to Exhibit 7(n) to Amendment No. 8 to Mr. Malone’s Schedule 13D, filed in with the SEC in respect of TCI on February 19, 1998).*

7(b)

Letter, dated as of March 5, 1999, from TCI and Liberty Media Corporation addressed to Mr. Malone and Leslie Malone (incorporated by reference to Exhibit 7(f) to Mr. Malone’s Schedule 13D, filed with the SEC in respect of AT&T Corp. on March 30, 1999).*

7(c)	Voting Agreement, dated as of April 4, 2017, by and among Liberty Interactive Corporation, General Communication, Inc., John C. Malone and Leslie Malone.

* Previously filed